FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 17, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Ad Hoc Notice

November 17, 2010

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces that “COMSTAR — United TeleSystems” JSC (“Comstar” - LSE: CMST), a majority-owned subsidiary of MTS, issued a release informing that the Board of Directors of Public Joint Stock Company Moscow City Telephone Network (“MGTS”), a majority-owned subsidiary of Comstar, has recommended to accept the  mandatory tender offer by CJSC Sistema-Inventure (“Sistema-Inventure”). The recommendation was made following a thorough review of the terms and conditions set forth in the mandatory tender offer.

Comstar announced on November 12, 2010, that MGTS had received a mandatory tender offer from Sistema-Inventure to acquire 1,625,691 MGTS ordinary shares, or 2.04% of MGTS ordinary shares, for RUB 436.20 per share.

Holders of MGTS ordinary shares will have 70 days to accept or decline the offer, which will be open until the end of January 20, 2011. The mandatory tender offer and the MGTS Board of Directors’ recommendation will be published in the media and will be sent to the holders of the MGTS ordinary shares within 15 days from the date of the receipt of the offer from Sistema-Inventure, in accordance with the legal requirements of the Russian Federation.

Following the completion of the reorganization of JSFC Sistema’s telecommunications assets in October 2010, Sistema-Inventure acquired 28% of MGTS’ ordinary shares. The Sistema group of companies now owns a combined 97.96% of MGTS’ ordinary shares, which therefore exceeds 75% of MGTS ordinary shares. In accordance with Russian Federation legislation, Sistema-Inventure, as the last buyer of MGTS shares, is obliged to make a mandatory tender offer to the remaining holders of MGTS ordinary shares to acquire their shares. Comstar increased its shareholding in MGTS to 69.96% of the company’s ordinary shares in December 2009.

Please visit Comstar’s corporate website at http://www.comstar.ru/en/news_center/pressreleases/ for additional information.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 105.2 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: November 17, 2010